                                                                    EXHIBIT 99.1

            Important Factors Regarding Forward Looking Statements

                                  November 1998


      From time to time, the Company, through its management, may make forward-looking public statements, such as statements concerning then expected future revenues or earnings or concerning projected plans, performance, contract procurement as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in press releases or in oral statements made with the approval of an authorized executive officer. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995.

      The Company wishes to caution readers not to place undue reliance on these forward-looking statements which speak only as of the date on which they are made. In addition, the Company wishes to advise readers that the factors listed below, as well as other factors not currently identified by management, could affect the Company's financial or other performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any current statement.

      The Company will not undertake and specifically declines any obligation to publicly release any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events which may cause management to re-evaluate such forward-looking statements.

      In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is hereby filing cautionary statements identifying important factors that could cause the Company's actual results to differ materially form those projected in forward-looking statements of the Company made by or on behalf of the Company.

RELIANCE ON GOVERNMENT CLIENTS

     Substantially all of our clients are state or local government authorities. To market our services to government clients, we are largely required to respond to government requests for proposals ("RFPS"). To do so effectively, we must estimate accurately our cost structure for servicing a proposed contract, the time required to establish operations and likely terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within a RFP's rigid timetable. Our ability to respond successfully to RFPs will greatly impact our business, and we cannot guarantee that we will be awarded contracts through the RFP process or that our proposals will result in profitable contracts.

RISKS ASSOCIATED WITH GOVERNMENT CONTRACTING

     Early Termination of Contracts. Many of our government contracts contain base periods of one or more years, as well as option periods covering more than half of the contract's potential duration. Government agencies generally have the right not to exercise these option periods. A decision not to exercise option periods could impact the profitability of some of our contracts. Our contracts typically also contain provisions permitting a government client to terminate the contract on short notice, with or without cause. The unexpected termination of one or more significant contracts could result in significant revenue shortfalls. The natural expiration of especially large contracts can also present management challenges. If revenue shortfalls occur and are not offset by corresponding reductions in expenses, our business could be adversely affected. We cannot be certain if, when or to what extent a client might terminate any or all of its contracts with us.

     Contracts Subject to Audit. The Defense Contract Audit Agency ("DCAA"), and certain other government agencies, have the authority to audit and investigate any government contracts. These agencies review a contractor's performance on its contract, its pricing practices, its cost structure and its compliance with applicable laws, regulations and standards. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while costs already reimbursed must be refunded. Therefore, a DCAA audit could result in a substantial adjustment to our revenue. No material adjustments resulted from audits completed through 1993, and we believe that adjustments resulting from subsequent audits will not adversely affect our business. If a government audit uncovers improper or illegal activities, a contractor may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government.

     Discouragement of Revenue Consulting by Federal Officials. To avoid higher than anticipated demands for federal funds, federal government officials occasionally discourage state and local authorities from engaging private consultants to advise them on maximizing federal revenues. We cannot be certain that state and local officials will not be dissuaded from engaging us for revenue maximization services.

     Relationships with Political Consultants. We occasionally engage marketing consultants, including lobbyists, to establish and maintain relationships with elected officials and appointed members of government agencies. The effectiveness of these consultants may be reduced or eliminated if a significant political change occurs. Implementation of term limits for certain elected officials, for instance, would require us to confront political change on a more regular basis. Because we cannot be certain that we will successfully manage our relationships with political consultants, our business may be adversely affected.

RISKS INVOLVED IN MANAGING GOVERNMENT PROJECTS

     Risk of Fixed-Price and Performance-Based Contracts. We derived approximately 18% of our fiscal 1998 revenues from fixed-price contracts and approximately 46% of our fiscal 1998 revenues from performance-based contracts. For fixed-price contracts, we receive our fee if we meet specified objectives or achieve certain units of work. Those objectives might include placing a certain number of welfare recipients into jobs, collecting target amounts of child support payments, or completing a particular number of managed care enrollments. For performance-based contracts, we receive our fee on a per-transaction basis. Such contracts include, for example, child support enforcement contracts, in which we often receive a fee based on the amount of child support collected. To earn a profit on these contracts, we rely upon accurately estimating costs involved and assessing the probability of meeting the specified objectives, realizing the expected units of work, or completing individual transactions, within the contracted time period. We recognize revenues on these contracts on a "costs incurred" method. Therefore, we review these contracts quarterly and adjust revenues to reflect our current expectations. These adjustments affect the timing and amount of revenue recognized and could adversely affect our financial results. If we fail to estimate accurately the factors upon which we base our contract pricing, then we may have to report a decrease in revenues or incur losses on these contracts.

     Failure to Meet Contract Performance Standards. Our inability to satisfy adequately our contractual obligations could adversely affect our financial condition. Our contracts often require us to indemnify clients for our failures to meet certain performance standards. Some contracts contain liquidated damages provisions and financial penalties related to performance failures. In addition, in order for our Government Operations Group to bid on certain contracts, we are required to secure our indemnification obligations by posting a cash performance bond or obtaining a letter of credit. If a claim is made against a performance bond or letter of credit, the issuer of the bond could demand higher premiums. Increased bond premiums would adversely affect our earnings and could limit our ability to bid for future contracts. In addition, a failure to meet our client's expectations when performing on a contract could materially and adversely affect our reputation, which, in turn, would impact our ability to compete for new contracts.

     Termination of Large Contracts. Upon termination or expiration of a contract between our Government Operations Group and a state or local government, we have to evaluate whether, and in what capacity, we can continue employing persons that formerly serviced the contract. Unless we enter into a new contract using those same employees or otherwise re-assign them, their employment must be terminated. The reassignment or termination of a large number of employees makes significant demands on our management and administrative resources.

     Relationships with Government Entities. To facilitate our ability to prepare bids in response to RFPs, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP. Because we cannot be certain that we will successfully manage our relationships with government entities and agencies, our business may be adversely affected.

     Significant Start Up Costs. When we are awarded a contract to manage a government program, our Government Operations Group can incur significant start-up expenses before we receive any contract payments. These expenses include leasing office space, purchasing office equipment and hiring personnel. As a result, in certain large contracts where the government does not fund program start-up costs, we are required to invest significant sums of money prior to receiving related contract payments.

LEGISLATIVE CHANGE AND POLITICAL DEVELOPMENTS

     Dependence on Legislative Programs. The market for our services is dependent largely on federal and state legislative programs. These programs can be modified or amended at any time by acts of federal and state governments. For example, in 1996 Congress amended the Social Security Act to eliminate social security and supplemental income benefit payments based solely on drug and alcohol disabilities. That amendment resulted in the termination of our substantial contract with the federal Social Security Administration (the "SSA CONTRACT"), which related to the referral and monitoring of the treatment of recipients of these benefits. Future legislative changes that we do not anticipate or respond to effectively could occur and adversely affect our business.

     Dependence on Welfare Reform Act. We expect that the Welfare Reform Act and other federal and state initiatives will continue to encourage long-term changes in the nation's welfare system. Part of our growth strategy includes aggressively pursuing these opportunities by seeking new contracts to administer and new health and welfare programs to manage. However, there are many opponents of welfare reform. As a result, future progress in the area of welfare reform is uncertain. The repeal of the Welfare Reform Act, in whole or in part, could adversely affect our business. Also, we cannot be certain that additional reforms will be proposed or enacted, or that previously enacted reforms will not be challenged, repealed or invalidated.

     Restrictions on Privatization. Under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. For example, in May 1997 the Department of Health and Human Services refused to grant a waiver to the State of Texas permitting private corporations, rather than public employees, to decide eligibility of applicants for Food Stamps and Medicaid benefits. Although MAXIMUS did not bid on the Texas projects, we may face similar obstacles in pursuing future health and human services contracts.

RISKS OF ACQUISITION STRATEGY; RISKS OF COMPLETED ACQUISITIONS

     Our business strategy includes expanding our operations, breadth of service offerings and geographic scope by acquiring or combining with related businesses. To date, we have combined with four consulting firms and are still in the process of integrating their operations. We cannot be certain that we will be able to continue to identify, acquire and manage additional businesses profitably or integrate them successfully without incurring substantial expenses, delays or other problems. Furthermore, business combinations may involve special risks, including:

- Diversion of management's attention

- Loss of key personnel

- Assumption of unanticipated legal liabilities

- Amortization of acquired intangible assets

- Dilution to our earnings per share

Also, client dissatisfaction or performance problems at an acquired firm could materially and adversely affect our reputation as a whole. Furthermore, we cannot be certain that acquired businesses will achieve anticipated revenues and earnings.

CHALLENGES RESULTING FROM GROWTH

     Sustaining growth has placed significant demands on management as well as on our administrative, operational and financial resources. To manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. However, our growth and management of large-scale health and human services programs must not come at the expense of providing quality service and generating reasonable profits. We cannot be certain that we will continue to experience growth or successfully manage it.

OPPOSITION FROM GOVERNMENT UNIONS

     Our success derives in part from our ability to win profitable contracts to administer and manage health and human services programs traditionally administered by government employees. Government employees, however, typically belong to labor unions with considerable financial resources and lobbying networks. Unions are likely to continue to apply political pressure on legislators and other officials seeking to outsource government programs. For example, union lobbying was instrumental in influencing the Department of Health and Human Services to deny a petition to allow private corporations to make Food Stamp and Medicaid eligibility determinations in Texas. Union opposition may slow welfare reform and result in fewer opportunities for MAXIMUS to service government agencies.

RELIANCE ON KEY EXECUTIVES

     The abilities of our executive officers, including David V. Mastran and Raymond B. Ruddy, and our senior managers to generate business and execute projects successfully is important to our success. While we have employment agreements with certain of our executive officers, these agreements are terminable under certain conditions. The loss of a key executive could impair our ability to secure and manage engagements. To limit some of this risk, we have obtained key-man life insurance policies on Dr. Mastran and Mr. Ruddy in the amounts of $6,100,000 and $3,950,000, respectively.

ATTRACTION AND RETENTION OF EMPLOYEES

     Delivery of the services provided by MAXIMUS is labor-intensive. When we are awarded a government contract, we must quickly hire project leaders and case management personnel. The additional staff also creates a concurrent demand for increased administrative personnel. The success of our Government Operations Group and Consulting Group requires that we attract, develop, motivate and retain:

        - Experienced and innovative executive officers

        - Senior managers who have successfully managed or designed health and human services programs in the public sector

        - Information technology professionals who have designed or implemented complex information technology projects

     Innovative, experienced and technically proficient individuals are in great demand and are likely to remain a limited resource. We cannot be certain that we can continue to attract and retain desirable executive officers and senior managers. A failure to hire sufficient personnel on a timely basis could adversely affect our business. The loss of significant numbers of executive officers and senior managers could produce similar adverse consequences.

COMPETITORS; EFFECTS OF COMPETITION

     Intensification of Competition. Competition to provide certain program management and consulting services to state and local government agencies has intensified. Our Government Operations Group competes for program management contracts with the following:

        - Local non-profit organizations such as the United Way and Goodwill Industries

        - Government services divisions of large organizations such as Andersen Consulting, Lockheed Martin Corporation and Electronic Data Systems, Inc.

        - Specialized service providers such as America Works, Inc., Policy Studies Incorporated, and Benova, Inc.

     MAXIMUS's Consulting Group competes with:

        - The consulting divisions of the "Big 5" accounting firms

        - Electronic Data Systems, Inc.

     Many of these companies are national and international in scope and have greater resources than MAXIMUS. Substantial resources could enable certain competitors to initiate severe price cuts or take other measures in an effort to gain market share. In addition, we are unable to compete for a limited number of large contracts because, we are sometimes unable to meet a RFP's requirement to obtain and post large cash performance bonds. Also, in certain geographic areas, we face competition from smaller consulting firms with established reputations and political relationships. We cannot be certain that we will compete successfully against our existing or any new competitors.

     Competition from Former Employees. In addition to competition from existing competitors, we may experience competition from former employees. Although MAXIMUS has entered into non-competition agreements with some of its senior level employees, we cannot be certain that a court would enforce these contracts. Competition by former employees could adversely affect our business.

ADVERSE PUBLICITY

     The nature of our contracts with state and local government authorities frequently generates media attention. In particular, our management of health and human services programs and revenue maximization services have occasionally received negative media coverage. This negative coverage could influence government officials and slow the pace of welfare reform. The media also focuses its attention on the activities of political consultants engaged by us, even when their activities are unrelated to our business. MAXIMUS may be subject to adverse media attention relating to the activities of individuals who are not under its control. In addition, we cannot assure that the media will accurately cover our activities or that MAXIMUS will be able to anticipate and respond in a timely manner to all media contacts. Inaccurate or misleading media coverage or our failure to manage adverse coverage could adversely affect our reputation.

LITIGATION

     DMG Litigation. On May 12, 1998, we acquired DMG. DMG is currently defending against a lawsuit arising out of consultation services provided to underwriters of revenue bonds issued by Superstition Mountains Community Facilities District No. 1 (the "DISTRICT") in 1994. The bonds were issued to finance construction of a water waste treatment plant in Arizona. However, the District was unable to service the bonds and eventually declared bankruptcy. The District voluntarily came out of bankruptcy and is currently operating under a forbearance agreement with the sole purchaser of the bonds, Allstate Insurance Company ("ALLSTATE"). A consolidated action arising out of these events is pending in the U.S. District Court for the District of Arizona against DMG and thirteen other named defendants. The parties making claims against DMG in the lawsuit, Allstate and the District, allege that DMG made false and misleading representations in the reports DMG prepared included among the exhibits to the bond offering memoranda. DMG's reports concerned the accuracy of certain financial projections made by the District regarding its ability to service the bonds. Allstate seeks as damages $32.1 million, the principal amount of bonds it purchased together with accrued and unpaid interest; the District seeks actual and special damages, prejudgment interest and costs. MAXIMUS intends to defend against these claims vigorously. However, given the preliminary stage of this litigation, we cannot assure that we will be successful in defending this lawsuit.

     Suit by Former Officer. We are currently defending a lawsuit brought by a former officer, director and shareholder of MAXIMUS alleging that, at the time he resigned from the Company in 1996 and became obligated to sell his MAXIMUS shares back to the Company, we failed to disclose to him material information regarding the potential value of his MAXIMUS shares. The former officer seeks damages in excess of $10 million. We do not believe that this claim has merit and intend to oppose it vigorously. However, given the early stage of this litigation, we cannot assure that we will be successful in our defense.

     Suit by Network Six. We are currently defending a lawsuit that was commenced against MAXIMUS and other parties by Network Six, Inc. ("NETWORK SIX"). MAXIMUS had been engaged by the State of Hawaii to monitor the implementation of a statewide automated child support system being performed by Network Six. Network Six alleges that we tortiously interfered with and abetted Hawaii in the alleged breach of its contract with Hawaii. We believe that Network Six's claims are without merit and intend to defend this action vigorously. We do not believe that this action will have a material adverse effect on our financial condition or results of operations. Because this action is in the early stages of discovery, we cannot assure that we will be successful in defending this lawsuit.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     A number of factors cause our revenues and operating results to vary from quarter to quarter. These factors include:

        - The progress of contracts

        - The levels of revenues earned on contracts (including any adjustments in expectations on revenue recognition on fixed-price contracts)

        - The commencement, completion or termination of contracts during any particular quarter

        - The schedules of government agencies for awarding contracts

        - The term of awarded contracts

        - The reactions of the market to announcements of potential acquisitions

        - General economic conditions

     Changes in the volume of activity and the number of contracts commenced or completed during any quarter may cause significant variations in our operating results because a relatively large amount of our expenses are fixed. Furthermore, on occasion we incur greater operating expenses during the start-up and early stages of significant contracts.

CONTROL BY PRINCIPAL SHAREHOLDERS

     Our executive officers own beneficially 53.9% of MAXIMUS's common stock. Certain executive officers, who hold approximately 47.5% of the outstanding shares, have agreed to hold their shares until June 2001, subject to certain exceptions. In addition, each of Dr. Mastran and Mr. Ruddy, who hold together approximately 44.1% of the common stock, has agreed to vote to elect the other to the board of directors, as long as the other person owns or controls at least 20% of the outstanding common stock. Mr. Ruddy currently owns less than 20% of the outstanding shares of common stock and, accordingly, Dr. Mastran is no longer obligated to vote to elect Mr. Ruddy to the board of directors. Mr. Ruddy has also agreed to vote his shares of common stock in a manner instructed by Dr. Mastran until September 30, 2001. As a result, these officers can control the outcome of matters requiring a shareholder vote, including the election of the board of directors. This control could adversely affect the market price of our common stock or delay or prevent a change in control of MAXIMUS.

POSSIBLE VOLATILITY OF STOCK PRICE

     MAXIMUS issued common stock on June 13, 1997 at $16.00 per share upon the closing of its initial public offering (the "IPO"). Between June 13, 1997 and November 19, 1998, the closing sale price has ranged from a high of $32.56 per share to a low of $17.00 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

        - Quarterly fluctuations in results of operations

        - The failure to be awarded a significant contract on which we have bid

        - The termination by a government client of a material contract

        - The announcement of new services by competitors

        - Acquisitions and mergers

        - Political and legislative developments adverse to the privatization of government services

        - Changes in earnings estimates by securities analysts

        - Changes in accounting principles

        - Sales of common stock by existing shareholders

        - Negative publicity

        - Loss of key personnel

     Our ability to meet securities analysts' quarterly expectations may also influence the market price of our common stock. In addition, overall volatility has often significantly affected the market prices of securities for reasons unrelated to a company's operating performance. In the past, securities class action litigation has often been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against MAXIMUS could cause us to incur substantial costs and could lead to the diversion of management's attention and resources.

CERTAIN ANTI-TAKEOVER EFFECTS

     Virginia law and our Articles of Incorporation and By-Laws include provisions that may be deemed to have anti-takeover effects. These provisions may delay, deter or prevent a takeover attempt that shareholders might consider desirable. Directors of MAXIMUS are divided into three classes and are elected to serve staggered three-year terms. This structure could impede or discourage an attempt to obtain control of the Company. As a shareholder of MAXIMUS, you do not possess the power to take any action in writing without a meeting. In addition, Virginia law imposes certain limitations and special voting requirements on affiliated transactions. Furthermore, Virginia law denies voting rights to shares acquired in control share acquisitions, unless granted by a shareholder vote.

RISKS ASSOCIATED WITH YEAR 2000 COMPLIANCE

     Internal Year 2000 Compliance. MAXIMUS is auditing its internal software and hardware and the systems of its acquired companies for Year 2000 compliance and is implementing corrective actions, where necessary, to address computer problems associated with the Year 2000. The MAXSTAR case management software used in all our major projects has been upgraded to be Year 2000 compliant. All MAXSTAR-based applications must also be reviewed and upgraded, where necessary, which is now scheduled to be completed by March 31, 1999. Our telephone systems must also be Year 2000 compliant, which is also scheduled for completion by March 31, 1999. We will continue to implement whatever remedial actions are necessary to make us Year 2000 compliant. We do not believe that remedial measures taken to correct any Year 2000 problems will materially impact our operations or financial results. However, if our remediation plans do not succeed, then we may experience adverse effects on our business. Furthermore, we cannot assure that the costs of remediation will not exceed our current estimates, or that our corrective actions will be completed before any Year 2000 problems occur.

     Services Provided by MAXIMUS Affecting Clients' Year 2000 Compliance. MAXIMUS assists in assessing, evaluating, testing and certifying government client systems affected by Year 2000 problems. In addition, we provide quality assurance of Year 2000 compliance conversions performed by third parties for our clients. Although MAXIMUS has attempted to minimize its liability for potential clients' system failures, we cannot assure that we will not become subject to legal action if a client sustains Year 2000 problems. If such legal action is brought and resolved against us, we could suffer adverse effects on our business.

     Reliance on Vendors' and Clients' Year 2000 Compliance. In order to perform our government contracts, we rely to varying extents on information processing performed by vendors, governmental agencies and entities with which we contract. We have inquired about these parties' potential Year 2000 problems where necessary. Based on responses to these inquiries, our management believes that we would be able to continue to perform contracts without experiencing material negative financial impact. However, we cannot assure that Year 2000 related failures in the information systems of vendors or clients will not occur. Any system failures could interfere with our ability to properly manage contracted projects and could adversely affect our business.

UNCERTAINTIES RELATED TO INTERNATIONAL OPERATIONS

     Most of our international operations are currently paid for by the World Bank and the U.S. Agency for International Development in U.S. dollars. However, as we expand our operations into developing countries we may encounter a number of additional risks. The risks to our potential expected international revenues include:

        - Adverse currency exchange rate fluctuations

        - Inability to collect receivables

        - Difficulty in enforcing contract terms through a foreign country's legal system

     Foreign countries could also impose tariffs, impose additional withholding taxes or otherwise tax our foreign income.